VF 3/12/04

04004752

AH 3/8/2004

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIfeMark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Office Park Way
(No. and Street)

Pittsford (City) NY (State) 14534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Micciche Jr. 585-385-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

400 West Metro Park (Address) Rochester (City) NY (State) 14623 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 17 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KAH

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ray Sickels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of February 26, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Business Manager

Title

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 06

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

400 WEST METRO PARK
ROCHESTER, NY 14623

(585) 424-2430
FAX (585) 292-0491
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
40 Office Park Way
Pittsford, New York 14534

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2003, and 2002, and the related statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2003, and 2002, and statement of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.

Daniel H. Kubiak, CPA

Daniel H. Kubiak, C.P.A.

February 23, 2004

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash, including $125,938 and $125,165 in interest-bearing accounts in 2003 and 2002, respectively	$ 392,186	$ 225,858
Commissions receivable	123,184	124,388
Accounts receivable	49,071	46,780
Prepaid expenses	14,732	14,732
Furniture and fixtures (Notes 1 and 2)	14,839	29,898
Total assets	$ 594,012	$ 441,656

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Accounts payable	$ 160,064	$ 72,604
Commissions payable	110,974	87,641
Accrued payroll	4,215	16,944
Total current liabilities	275,253	177,189
Shareholders' equity		
Capital stock - no par value; Authorized 1,000,000 shares issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	459,475	459,475
Shareholders' undistributed (deficit)	(150,690)	(204,982)
	328,785	274,493
Less: Treasury stock, 148.79 shares, at cost	(10,026)	(10,026)
Total shareholders' equity	318,759	264,467
Total liabilities and shareholders' equity	$ 594,012	$ 441,656

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Commissions income	$ 2,508,842	$ 4,577,597
Interest income	773	2,180
Miscellaneous income and reimbursed expenses	19,785	73,950
Total income	2,529,400	4,653,727
Operating expenses:		
Commission expense	1,719,077	3,746,553
Officers' salaries	116,705	136,504
Salary expense	280,822	377,094
Payroll taxes and benefits	63,699	70,408
Registration, dues and subscriptions	31,956	49,011
Rent expense	50,719	50,719
Utilities	6,493	6,246
Travel & meetings	57,991	15,624
Entertainment	851	1,329
Insurance expense	7,702	8,646
Officers life insurance	2,785	2,785
Office expense	33,824	30,185
Telephone and networking expense	22,796	27,988
Repairs and maintenance	4,868	5,450
Postage expense	7,596	7,087
Depreciation	15,059	20,330
Professional services	23,030	37,111
Computer expense	21,111	25,790
Training	501	8,578
State filing fees	4,950	588
Miscellaneous expense	2,573	1,558
Total operating expenses	2,475,108	4,629,584
Net income	54,292	24,143
Shareholders' undistributed (deficit) earnings - beginning	(204,982)	(229,125)
Shareholders' undistributed (deficit) - ending	$ (150,690)	$ (204,982)

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 54,292	$ 24,143
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,059	20,330
Decrease (increase) in commissions receivable	1,204	516,484
Decrease (increase) in accounts receivable and other assets	(2,291)	(10,326)
Increase (decrease) in accounts payable	87,460	(34,841)
Increase (decrease) in commissions payable	23,333	(498,492)
Increase (decrease) in accrued payroll	(12,729)	(8,559)
Total adjustments to net income	112,036	(15,404)
Cash provided by operating activities:	166,328	8,739
Cash provided (utilized) by investing activities:		
Additional paid in capital contributions	-0-	29,558
Purchase of treasury stock	-0-	(10,026)
Total cash provided by investing activities	-0-	19,532
Net increase in cash	166,328	28,271
Cash at beginning of year	225,858	197,587
Cash at end of year	$ 392,186	$ 225,858

The accompanying notes are an integral part of the financial statement.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2003, the company operated four offices located in four states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2003 and 2002, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2003	2002
Computers	$ 146,829	$ 146,829
Fixtures	25,944	25,944
	172,773	172,773
Less: Accumulated depreciation	(157,934)	(142,875)
	$ 14,839	$ 29,898

Depreciation expense charged to operations for the years ended December 31, 2003 and 2002 amounted to $15,059 and $20,330, respectively.

3 - RENT

Effective January 1, 2000, the company entered into a new five year lease agreement for increased space at a monthly rental of $4,227 and the lease agreement contains a one year renewal option. Total rent expense amounted to $50,719 in 2003 and 2002.

4 - RETIREMENT PLAN

On September 29, 2000, the company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees yearly compensation, not to exceed $6,000. The company made the election for 2003 and 2002 and the expense amounted to $11,184 in 2003 and $8,878 in 2002.

5 - AUTHORIZED SHARES

On July 29, 2002, the company's Board of Directors approved an increase in the number of authorized common shares to 1,000,000.

6 - TREASURY STOCK

In September 2002, the company made a tender offer to the shareholders to purchase their shares in the company. As of December 31, 2003, the company had repurchased 148.79 shares for a total of $10,026.

7 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2003	2002
Total assets	$ 594,012	$ 441,656
Less: Total liabilities	275,253	177,189
Net worth	318,759	264,467
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	318,759	264,467
Less: Non-liquid assets, net	88,792	103,307
Tentative net capital	229,967	161,160
Less: Haircuts	-0-	-0-
Net capital	$ 229,967	$ 161,160
Required net capital	$ 5,000	$ 5,000

8 - SUBORDINATED CLAIMS

For the period ended December 31, 2003, the company had no subordinated claims.